UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022
Commission File Number 000-51138

GRAVITY CO., LTD. ———————————————————————————————————————
(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
——————————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS SECOND QUARTER OF 2022 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – August 10, 2022 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2022, prepared in accordance with international Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.
SECOND QUARTER 2022 HIGHLIGHTS

•Total revenues were KRW 96,519 million (US$ 74,305 thousand), representing an 8.9% increase from the first quarter ended March 31, 2022 (“QoQ”) and a 15.4% increase from the second quarter ended June 30, 2021 (“YoY”).

•Operating profit was KRW 22,115 million (US$ 17,025 thousand), representing a 0.9% decrease QoQ and a 15.4% increase YoY.

•Profit before income tax expenses was KRW 23,874 million (US$ 18,379 thousand), representing a 2.8% increase QoQ and a 23.1% increase YoY.

•Net profit attributable to parent company was KRW 17,465 million (US$ 13,445 thousand), representing a 6.3% increase QoQ and a 18.3% increase YoY.

REVIEW OF SECOND QUARTER 2022 FINANCIAL RESULTS

Revenues

Online game revenues for the second quarter of 2022 were KRW 24,827 million (US$ 19,113 thousand), representing a 15.8% increase QoQ from KRW 21,447 million and a 10.9% increase YoY from KRW 22,380 million. The increase QoQ was mainly attributable to increased revenues from Ragnarok Online in Taiwan and Thailand. The increase YoY was largely due to increased revenue from Ragnarok Online in Taiwan, the Philippines, Singapore and Malaysia.

Mobile game revenues were KRW 68,042 million (US$ 52,382 thousand) for the second quarter of 2022, representing a 7.6% increase QoQ from KRW 63,241 million and a 23.4% increase YoY from KRW 55,140 million. The increase QoQ resulted primarily increased revenues from Ragnarok Labyrinth NFT, which was launched on April 27, 2022, in Southeast Asia and Ragnarok Monster's Arena launched on May 11, 2022, in Taiwan. Such increase was partially offset by decreased revenues from Ragnarok Origin in North America and Japan and Ragnarok X: Next Generation in Southeast Asia. The increase YoY was primarily due to revenues from Ragnarok X: Next Generation in Southeast Asia, Ragnarok Origin in North America and Ragnarok Monster's Arena launched on May 11, 2022, in Taiwan. Such increase was partially offset by decreased revenues from Ragnarok Origin in Korea, Ragnarok M: Eternal Love in Southeast Asia and Ragnarok X: Next Generation in Taiwan.

Other revenues were KRW 3,650 million (US$ 2,810 thousand) for the second quarter of 2022, representing a 6.9% decrease QoQ from KRW 3,919 million and a 40.1% decrease YoY from KRW 6,091 million.

Cost of Revenue

Cost of revenue was KRW 50,575 million (US$ 38,935 thousand) for the second quarter of 2022, representing a 11.8% increase QoQ from KRW 45,254 million and a 10.3% increase YoY from KRW 45,842 million. The increase QoQ was mainly due to increased commission paid for mobile game services related to Ragnarok Monster's Arena in Taiwan and Ragnarok Labyrinth NFT in Southeast Asia. The increase YoY was mostly from the increased commission paid for mobile game services related to Ragnarok X: Next Generation in Southeast Asia, Ragnarok Origin in North America and Ragnarok Monster's Arena in Taiwan.

Operating Expenses

Operating expenses were KRW 23,829 million (US$ 18,345 thousand) for the second quarter of 2022, representing a 13.3% increase QoQ from KRW 21,037 million and a 28.0% increase YoY from KRW 18,612 million. The increase QoQ was mainly due to increased advertising expenses for Ragnarok Monster's Arena in Taiwan and Ragnarok Labyrinth NFT in Southeast Asia. The increase YoY was mainly due to increase advertising expenses for Ragnarok Monster's Arena in Taiwan, Ragnarok Labyrinth NFT in Southeast Asia and Ragnarok Origin in North America.

Profit Before Income Tax Expenses

Profit before income tax expenses was KRW 23,874 million (US$ 18,379 thousand) for the second quarter of 2022 compared with profit before income tax expense of KRW 23,220 million for the first quarter of 2022 and profit before income tax expenses of KRW 19,387 million for the second quarter of 2021.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 17,465 million (US$ 13,445 thousand) for the second quarter of 2022 compared with net profit attributable to parent company of KRW 16,431 million for the first quarter of 2022 and a net profit attributable to parent company of KRW 14,766 million for the second quarter of 2021.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 282,748 million (US$ 217,674 thousand) as of June 30, 2022.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,298.95 to US$ 1.00, the noon buying rate in effect on June 30, 2022 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATE

Ragnarok IP Partnership with The Sandbox

Gravity signed a Ragnarok IP partnership agreement with The Sandbox, a metaverse gaming platform, on April 1, 2022.

Ragnarok Online

Ragnarok Online has celebrated its 20th anniversary in Korea in the second half of 2022 since the game was initially launched in Korea on August 1, 2002. As celebrating its 20th anniversary, an offline event has placed in Seoul, Korea in July 31, 2022. Various kinds of programs were placed at the venue including developer showcase, K-pop concert, RO arcades, etc. More in-game events and promotions are going to be placed throughout the third quarter of 2022.

Ragnarok Online IP-based Games

•Ragnarok X: Next Generation, a MMORPG mobile game

Ragnarok X: Next Generation is scheduled to be launched in Korea in the fourth quarter of 2022.

•Ragnarok Origin, a MMORPG mobile and PC game

Ragnarok Origin is scheduled to be launched in multi-platform including mobile and PC in Taiwan, Hong Kong and Macau in September, 2022.

•Ragnarok Labyrinth NFT, a blockchain mobile game

Ragnarok Labyrinth NFT is scheduled to be launched in global in the third quarter of 2022.

•Ragnarok Poring Merge, a blockchain mobile game

Ragnarok Poring Merge was designed as a blockchain game based on P2E systems. The game is prepared to be launched in Southeast Asia in the fourth quarter of 2022.

•Other Ragnarok Online IP-based games

Ragnarok: The Lost Memories, a Cinematic Newtro Story RPG mobile and PC game, has launched in Korea on August 10, 2022.

Ragnarok Monster’s Arena, a Card SRPG mobile game, was launched in Taiwan, Hong Kong and Macau on May 11, 2022. Ragnarok Monster’s Arena is scheduled to be launched in Thailand and Korea in September, 2022. Ragnarok Monster’s Arena is also scheduled to be launched in Southeast Asia (except for Thailand) in the fourth quarter of 2022.

Ragnarok V: Returns, a MMORPG mobile and PC game, was launched for mobile version and PC game service in Oceania in May 25, 2022. The game is preparing to provide PC game service on Steam in the fourth quarter of 2022, and has been developed by Gravity NeoCyon, Inc., our subsidiary in Korea.

Ragnarok Begins, a MMORPG mobile and PC game, is scheduled to run the second CBT for mobile and PC game version in October, 2022, and to be launched in North America in the fourth quarter of 2022. The game has been developed by Gravity.

Investor Presentation
Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the second quarter in 2022 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------
Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2021 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee
Ms. Jeesun Lim
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800
# # #

GRAVITY Co., Ltd.
Consolidated Statements of Financial Position
(In millions of KRW and thousands of US$)

	As of
	31-Dec-21		30-Jun-22
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	99,105	76,296	112,748	86,799
Short-term financial instruments	148,000	113,938	170,000	130,875
Accounts receivable, net	52,615	40,506	53,234	40,982
Other receivables, net	1,080	831	380	293
Prepaid expenses	3,164	2,436	2,302	1,772
Other current assets	2,171	1,671	2,644	2,035
Total current assets	306,135	235,678	341,308	262,756
Property and equipment, net	11,338	8,728	10,700	8,237
Intangible assets, net	3,342	2,573	3,849	2,963
Deferred tax assets	1,719	1,323	1,165	897
Other non-current financial assets	3,019	2,324	3,347	2,577
Other non-current assets	1,973	1,519	1,668	1,284
Total assets	327,526	252,145	362,037	278,714
Liabilities and Equity
Current liabilities:
Accounts payable	41,199	31,717	44,116	33,963
Deferred revenue	13,481	10,378	13,424	10,335
Withholdings	3,596	2,768	3,317	2,554
Accrued expense	1,484	1,142	1,574	1,212
Income tax payable	10,629	8,183	6,877	5,294
Other current liabilities	3,608	2,778	3,900	3,001
Total current liabilities	73,997	56,966	73,208	56,359
Long-term deferred revenue	98	75	89	69
Other non-current liabilities	6,590	5,074	6,095	4,692
Total liabilities	80,685	62,115	79,392	61,120
Share capital	3,474	2,674	3,474	2,674
Capital surplus	27,098	20,861	27,098	20,861
Other components of equity	2,180	1,678	4,208	3,240
Retained earnings	213,318	164,223	247,214	190,318
Equity attributable to owners of the Parent Company	246,070	189,436	281,994	217,093
Non-controlling interest	771	594	651	501
Total equity	246,841	190,030	282,645	217,594
Total liabilities and equity	327,526	252,145	362,037	278,714

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,298.95 to US$ 1.00, the noon buying rate in effect on June 30, 2022 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Comprehensive Income
(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended				Six months ended
	31-Mar-22	30-Jun-21	30-Jun-22		30-Jun-21	30-Jun-22
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games	21,447	22,380	24,827	19,113	41,838	46,274	35,624
Mobile games	63,241	55,140	68,042	52,382	137,578	131,283	101,069
Other revenue	3,919	6,091	3,650	2,810	9,254	7,569	5,827
Total net revenue	88,607	83,611	96,519	74,305	188,670	185,126	142,520
Cost of revenue	45,254	45,842	50,575	38,935	103,395	95,829	73,774
Gross profit	43,353	37,769	45,944	35,370	85,275	89,297	68,746
Operating expenses:
Selling, general and administrative expenses	17,642	14,014	21,207	16,326	29,522	38,849	29,908
Research and development	3,232	4,147	2,956	2,276	8,156	6,188	4,764
Others, net	163	451	-334	-257	487	-171	-132
Total operating expenses	21,037	18,612	23,829	18,345	38,165	44,866	34,540
Operating profit	22,316	19,157	22,115	17,025	47,110	44,431	34,206
Finance income(costs):
Finance income	1608	597	4,100	3,156	2917	5,708	4,394
Finance costs	(704)	(367)	(2,341)	(1,802)	(1,300)	(3,045)	(2,344)
Profit before income tax	23,220	19,387	23,874	18,379	48,007	47,094	36,256
Income tax expense	6,889	4,569	6,462	4,975	9,628	13,351	10,278
Profit for the year	16,331	14,818	17,412	13,404	38,379	33,743	25,978
Profit attributable to:
Non-controlling interest	(100)	52	(53)	(41)	48	(153)	(117)
Owners of Parent company	16,431	14,766	17,465	13,445	38,331	33,896	26,095
Earning per share
- Basic and diluted	2365	2,125	2,513	1.93	5516	4,878	3.76
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earning per ADS
- Basic and diluted	2,365	2,125	2,513	1.93	5,516	4,878	3.76

*For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,298.95 to US$1.00, the noon buying rate in effect on June 30, 2022 as quoted by the Federal Reserve Bank of New York.
(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: August 10, 2022